Exhibit 99.1

SOURCE:	AXCAN PHARMA INC.
TSX SYMBOL (Toronto Stock Exchange):	AXP
NASDAQ SYMBOL (NASDAQ Global Market):	AXCA

DATE:	August 10, 2006

Press release for immediate distribution

AXCAN ANNOUNCES STRONG THIRD QUARTER 2006 REVENUE OF $76.7 MILLION
AND DILUTED INCOME PER SHARE OF $0.26

REVENUE GUIDANCE FOR FISCAL 2006 INCREASED

•	STRONG REVENUE OF $76.7 MILLION, REPRESENTING GROWTH OF 29% COMPARED TO PRIOR-YEAR PERIOD

•	DILUTED INCOME PER SHARE INCREASES TO $0.26 VERSUS $0.09

A YEAR EARLIER, A 189% INCREASE

•	REVENUE GUIDANCE FOR FISCAL 2006 INCREASED TO $280-290 MILLION

MONT-SAINT-HILAIRE, QUEBEC – Axcan Pharma Inc. (NASDAQ: AXCA - TSX: AXP) today reported financial results for the third quarter of fiscal 2006, ended June 30, 2006 (all amounts are stated in U.S. dollars). Highlights for the third quarter include:

•	Strong revenue of $76.7 million representing a 29% increase compared to the same period in 2005, illustrating strength of core business

•	Fully diluted income per share increased 189% to $0.26, compared to the same period a year earlier

•	Revenue guidance for fiscal 2006 increased to $280-290 million

"We are very pleased to announce another very strong quarter, representing the highest quarterly revenue and income in our history,” stated Frank Verwiel, M.D., President and Chief Executive Officer of Axcan. “These excellent results confirm the strength and solidity of our base business, allowing us to move ahead to achieve the goals we have set for 2006. Going forward, we intend to build on these results through continued investments in our base business, acquisition opportunities, geographic expansion and research and development, which should fuel growth for the future."

Total revenue for the three months ended June 30, 2006, was $76.7 million, compared with $59.4 million for the third quarter of fiscal 2005, an increase of 29%, despite an unfavorable foreign exchange rate impact of $0.7 million on revenue outside of the United States.

Based on its best estimate derived from information obtained from certain of its wholesalers, the Company believes that increases in wholesaler inventory levels favorably impacted revenue by approximately $5 million for the third quarter of fiscal 2006. At the end of the third quarter, the Company estimates that overall wholesaler inventory levels of key products sold in the United States remain in the eight- to twelve-week range.

Net income for the third quarter of fiscal 2006 was $13.3 million or $0.26 of diluted income per share, compared with net income of $4.1 million or $0.09 of diluted income per share for the corresponding period in fiscal 2005. As previously announced, in connection with a reorganization of its international operations due to changes in the French pharmaceutical environment and budgetary initiatives implemented by the French government, the Company has undertaken a reduction of its workforce in France. These measures will further allow Axcan’s French organization to focus its sales and marketing activities even more on gastroenterologists. The reorganization is proceeding according to the plan established with employees. In line with the estimate provided at the end of the previous quarter, in the third quarter of fiscal 2006, the Company recorded a one-time charge against earnings that amounted to $1.7 million or $0.02 per share after taxes.

PRODUCT DEVELOPMENT PIPELINE UPDATE

An update on Axcan’s major projects follows:

ITAX

Further to the results of the ITAX International Phase III trial, announced by Axcan in February 2006, the Company conducted additional analyses in order to gain a better understanding of the results. On June 28, 2006, Axcan announced that preliminary results obtained in post-hoc analyses conducted on the International Phase III trial data and the data from the Phase II trial conducted by Dr. Holtmann provided insights that the Company is currently reviewing with the Food and Drug Administration (“FDA”). As a consequence, although the North American Phase III study database has been locked, the Company remains blinded to the results and will announce the outcome of the North American ITAX Phase III clinical trial upon conclusion of discussions with the FDA, the timing of which is currently under assessment with the FDA.

HELIZIDE

On March 29, 2006, Axcan announced that it had filed an amendment to its New Drug Application for HELIZIDE, its patented capsule therapy for the eradication of Helicobacter pylori. Depending on the response of the FDA, the Company anticipates launching HELIZIDE in North America during the first half of calendar 2007.

CANASA / SALOFALK RECTAL GEL

Axcan has completed Phase III studies to confirm the efficacy and safety of a new mesalamine rectal gel in the treatment of distal ulcerative colitis. Results of the comparative studies conducted against SALOFALK mesalamine enema indicated that there was no clinical difference between the gel and the enema. However, manufacturing issues would have required the Company to conduct additional development work to bring the product to market. Considering the limited potential for this formulation, as well as the costs and time required to solve these manufacturing issues, the Company has decided not to file for regulatory approval in the territories for which rights were acquired and has reallocated resources to the currently ongoing development of better alternative formulations of mesalamine products.

AXCAN PHARMA INC.

NCX-1000

Axcan and its partner, NicOx S.A., are developing NCX-1000, a patented, nitric oxide-donating derivative of ursodiol, for the treatment of portal hypertension, a late-stage complication of chronic, advanced liver disease. The Company is currently conducting a Phase IIa randomized, double-blind, dose-escalating study, in which patients will receive escalating doses of NCX-1000 or a placebo. Enrollment is progressing well, and to date, more than 25% of required patients have been randomized.

URSODIOL DISULFATE

Axcan has completed a single ascending dose Phase I study evaluating the safety, tolerability and preliminary pharmacokinetics of ursodiol disulfate, which confirmed the safety and tolerability of this compound. Results of the pharmacokinetics part of the study are currently being analyzed. Assuming the results of the pharmacokinetics component of the study are positive, the Company plans to initiate a multiple dose Phase I study as well as a Phase IIa multiple ascending dose study, which the Company plans to initiate in the second half of calendar 2006.

ULTRASE-VIOKASE

In April 2004, the FDA formally notified manufacturers of pancreatic insufficiency products that these drugs, which include VIOKASE and ULTRASE, must receive approval before April 2008 in order to remain on the market. The FDA published final guidelines aimed at assisting manufacturers of exocrine pancreatic insufficiency drug products in preparing and submitting these New Drug Applications (“Guidance for Industry - Exocrine Pancreatic Insufficiency Drug Products - Submitting NDAs” April 2006).

ULTRASE – Axcan has completed a Phase III study on UTRASE that will serve as the basis of the New Drug Application. This study assessed the efficacy and safety of ULTRASE MT capsules in the treatment of exocrine pancreatic insufficiency in cystic fibrosis (Aliment Pharmacol. Ther. 2004; 20: 1365–1371). Additional Phase II and Phase III studies on ULTRASE are currently in process. Based on the above referenced guidelines and on ongoing discussions with the FDA, the Company believes it will be able to submit a New Drug Application for ULTRASE in the first half of calendar 2007.

VIOKASE - A Phase III study on VIOKASE has been completed that will serve as the basis for the New Drug Application for VIOKASE. Additional clinical work is currently ongoing. Based on the above referenced guidelines and on ongoing discussions with the FDA, the Company believes it will be able to submit a New Drug Application for VIOKASE in the first half of calendar 2007.

NMK 150

Axcan and Nordmark GmbH, a German pharmaceutical firm, are collaborating in the development of NMK 150, a new high protease pancrelipase preparation developed for the relief of pain in small duct chronic pancreatitis, which represents an unmet medical need. A dose-ranging, animal preclinical study assessing the toxicity of NMK 150, paying special attention to duodenal irritation, was recently completed, and the results are being analyzed. A Phase I clinical trial was initiated as planned in the second quarter of fiscal 2006, and it is anticipated that the study will be completed in the second half of calendar 2006.

AXCAN PHARMA INC.

REVENUE GUIDANCE FOR 2006

Axcan expects its revenue for the fiscal year ending September 30, 2006, to be in the range of $280 to $290 million, higher than its previously announced guidance of $270 million to $280 million.

During the first nine months of fiscal 2006, the Company realized stronger than anticipated revenue as a result of the unexpected increase in the demand for several of its products in North America. In addition, URSO sales in Canada continue to exceed forecasts due to delayed acceptance of generic ursodiol.

However, going forward, the Company expects softer sales of URSO 250/URSO FORTE and CANASA in the United States. Regarding CANASA, this is due to the completion of the transition from the discontinued 500 mg to the 1,000 mg formulation. Growth of sales in the URSO market is expected to slow as, following the introduction of URSO FORTE, the distribution between URSO 250 and URSO FORTE prescriptions is now stabilized. For these reasons, in the fourth quarter of fiscal 2006, the Company does not anticipate replicating the revenue and income growth rate of the current quarter as compared to the same quarter of the previous year.

Axcan’s fiscal 2006 revenue guidance does not include any potential new product launches, licensing or acquisitions. The revenue guidance consists of projections, based upon various assumptions, all of which are subject to uncertainties and risks. Our assumptions include, but are not limited to: wholesaler inventory levels in fiscal 2006 remaining in the range of eight to twelve weeks; the absence of any changes to GAAP applicable to revenue recognition; foreign currency rates remaining stable throughout the year; reimbursement amounts and policies related to our products in all markets not changing materially during the year; the absence of any material change in the regulatory status of the Company’s current products and the absence of new competitive products and generic entries. Additional information on assumptions and risk factors that could cause actual results to differ can be found in the Management’s Discussion and Analysis (“MD&A”) accompanying this press release as well as in the Company's filings with the Securities and Exchange Commission and the Canadian Securities Regulators.

INTERIM FINANCIAL REPORT

This release includes, by reference, the third quarter interim financial report incorporating the financial statements in accordance with U.S. GAAP, as well as the MD&A. The interim report, including the MD&A and financial statements, is filed with applicable U.S. and Canadian Securities Regulators.

CONFERENCE CALL

Axcan will host a conference call at 8:30 A.M. EST, on August 11, 2006. Interested parties may also access the conference call by way of a webcast at www.axcan.com. The webcast will be archived for 90 days. The telephone numbers to access the conference call are (866) 250-4910 (Canada and United States) or (416) 644-3424 (international). A replay of the call will be available until August 18, 2006. The telephone number to access the replay of the call is (416) 640-1917 code 21198414#.

AXCAN PHARMA INC.

ABOUT AXCAN PHARMA

Axcan is a Canada-based, leading multinational specialty pharmaceutical company focused on gastroenterology. The company develops and markets a broad line of prescription products to treat a range of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to pancreatic insufficiency. Axcan's products are marketed by its own specialized sales forces in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the NASDAQ Global Market under the symbol "AXCA".

“Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

This release contains forward-looking statements, which reflect the Company’s current expectations regarding future events. To the extent any statements made in this release contain information that is not historical, these statements are essentially forward-looking and are often identified by words such as “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan” and “believe.” Forward-looking statements are subject to risks and uncertainties, including the difficulty of predicting FDA and other regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results, the protection of our intellectual our intellectual property and other risks detailed from time to time in the Company's filings with the Securities and Exchange and the Canadian Securities Regulators.

The names CANASA, CARAFATE, DELURSAN, HELIZIDE, ITAX, LACTEOL, PANZYTRAT, SALOFALK, ULTRASE, URSO, URSO DS, URSO 250, URSO FORTE and VIOKASE appearing in this press release are trademarks of Axcan Pharma Inc. and its subsidiaries.

INFORMATION:	Isabelle Adjahi
Director, Investor Relations
Axcan Pharma Inc.
Tel: (450) 467-2600 ext. 2000

www.axcan.com

AXCAN PHARMA INC.

KEY PRODUCT INFORMATION

	Sales ($US M)			Prescriptions Increase[1] (%) in the United States only
	Q3	Year to date through Q3	12 months ended June 30, 2006	Q3	Year to date through Q3	12 months ended June 30, 2006
NORTH AMERICA
CANASA	15.4	37.4	45.4	4.9	8.3	9.8
SALOFALK	4.2	12.5	16.3	n/a	n/a	n/a
ULTRASE	9.8	31.1	41.9	0.1	1.7	2.5
URSO 250/FORTE/DS	16.7	46.2	59.0	6.3[2]	11.6[2]	13.7[2]
CARAFATE	12.0	31.9	43.1	6.4	5.3	4.8

EUROPE
LACTEOL	3.4	14.1	18.8	n/a	n/a	n/a
PANZYTRAT	2.1	8.4	13.0	n/a	n/a	n/a
DELURSAN	3.6	10.4	13.4	n/a	n/a	n/a

1 Based on IMS Prescription data for products sold in the United States, as compared to the same period a year earlier

2 For sales of URSO 250 and URSO Forte, in the United States only

PRODUCTS IN NORTH AMERICA

CANASA

U.S. prescriptions for the third quarter and first nine months of fiscal 2006 increased 4.9% and 8.3% respectively, compared to the same periods in fiscal 2005. The transition from the discontinued 500 mg to the 1,000 mg suppositories is now complete, which will result in prescriptions increasing at a slower rate.

U.S. sales for the third quarter and first nine months of fiscal 2006 increased 123.2% and 84.2% respectively, compared to the same periods in fiscal 2005, mainly due to the stabilization of the impact of wholesaler reductions in inventory levels that occurred in fiscal 2005, and the impact of the marketing campaign launched to support the CANASA 1000 mg suppositories.

AXCAN PHARMA INC.

ULTRASE

U.S. prescriptions for the third quarter and first nine months of fiscal 2006 increased 0.1% and 1.7% respectively, compared to the same periods in fiscal 2005.

U.S. sales for the third quarter and first nine months of fiscal 2006 increased 2.1% and 19.6% respectively, compared to the same periods in 2005, mainly due to the stabilization of the impact of wholesaler reductions in inventory levels that occurred in fiscal 2005.

URSO 250/URSO FORTE/URSO DS

U.S. prescriptions for the third quarter and the first nine months of fiscal 2006 increased 6.3% and 11.6% respectively, compared with the same period a year earlier. The launch of URSO FORTE, a 500-mg dosage form of ursodiol, that occurred in fiscal 2005, continues to contribute to overall prescription growth. However, prescription growth is now expected to slow as following the introduction of URSO FORTE, the distribution between URSO 250 and URSO FORTE prescriptions is now stabilized.

Total sales in North America for the third quarter and the first nine months of fiscal 2006 increased 17.6% and 34.7% respectively, compared to the same period in fiscal 2005, mainly due to the stabilization of the impact of wholesaler reductions in inventory levels that occurred in fiscal 2005 and the impact of the marketing campaign launched to support URSO FORTE.

CARAFATE

U.S. prescriptions for the third quarter and the first nine months of fiscal 2006 increased 6.4% and 5.3% respectively, compared to the same period in fiscal 2005, following the new marketing campaign launched at the beginning of fiscal 2006.

U.S. sales for the third quarter and the first nine months of fiscal 2006, increased 368.0% and 24.6% respectively, compared to the same period in fiscal 2005, mainly due to the stabilization of the impact of wholesaler reductions in inventory levels that occurred in fiscal 2005.

PRODUCTS IN EUROPE

LACTEOL

For the third quarter and the first nine months of fiscal 2006, sales of LACTEOL in Europe and elsewhere in the world declined 17.1% and 9.6% respectively, compared to the same period in fiscal 2005. As previously disclosed and in line with Company expectations, revenue loss was experienced for LACTEOL due to the fact that as of March 1, 2006, LACTEOL was removed from French government formularies.

AXCAN PHARMA INC.

PANZYTRAT

For the third quarter and the first nine months of fiscal 2006, sales of PANZYTRAT declined 41.7% and 18.4% respectively, compared to the same periods in 2005. In local currency, PANZYTRAT sales decreased 41.1% and 12.9%, compared to the same periods in fiscal 2005. This decrease is mainly due to the completion of the transfer of marketing rights in the export markets, from Abbott Laboratories (“Abbott”) to Axcan. As this process is now complete in most of the export markets, Abbott is no longer selling PANZYTRAT in these export markets and Axcan is in the process of signing distribution agreements with new partners. Until this process is complete, Axcan will temporarily be generating a lower level of PANZYTRAT sales in these export markets.

DELURSAN

For the third quarter and the first nine months of fiscal 2006, sales of DELURSAN increased 5.9% and 4.0% respectively, compared to the same periods in 2005. In local currency, DELURSAN sales increased 7.7% and 9.0% respectively, compared to the same periods in fiscal 2005.

AXCAN PHARMA INC.

Management's discussion and analysis of financial condition and results of operations

This discussion should be read in conjunction with the information contained in Axcan's Consolidated Financial Statements and the related notes thereto. All amounts are in U.S. dollars.

Overview

Axcan is a leading speciality pharmaceutical company concentrating in the field of gastroenterology, with operations in North America and Europe. Axcan markets and sells pharmaceutical products used in the treatment of a variety of gastrointestinal diseases and disorders. The Company seeks to expand its gastrointestinal franchise by 1) in-licensing products and acquiring products or companies; 2) developing additional products and expanding indications for existing products; 3) increasing sales of products it currently markets; and 4) expanding geographically. Axcan’s current products include ULTRASE, PANZYTRAT and VIOKASE for the treatment of certain gastrointestinal symptoms, related to cystic fibrosis in the case of ULTRASE and PANZYTRAT; URSO/URSO 250, URSO FORTE/URSO DS and DELURSAN for the treatment of certain cholestatic liver diseases; SALOFALK and CANASA for the treatment of certain inflammatory bowel diseases and CARAFATE/SULCRATE for the treatment of gastric duodenal ulcers. Axcan has a number of pharmaceutical projects in all phases of development, including ITAX for the treatment of functional dyspepsia.

As a result of the recent budgetary initiatives implemented by the French government, which resulted in the delisting of a number of pharmaceutical products from government formularies, including LACTEOL, and the re-pricing of other pharmaceuticals, including TAGAMET and TRANSULOSE, according to the reference pricing guidelines set forth in the Tarif Forfaitaire de Responsabilité, management reassessed the appropriate carrying value of its French subsidiary's intangible assets with a finite life, mainly those associated with TAGAMET and TRANSULOSE. The Company's earnings for the nine-month period ended June 30, 2006 include a one-time charge, which was incurred in the second fiscal quarter, in the amount of $5.8 million, which corresponds to a write-down for the partial impairment of the carrying value of these intangible assets. This charge is equal to the excess of the carrying value of these intangible assets, including items such as trademarks and other capitalized costs associated with these products over the estimated value of cash expected to be generated by these products once adjusted for the effects of the legislative changes.

In connection with a reorganization of its international operations due to the French government’s budgetary initiatives, the Company has also undertaken a reduction of its workforce in Europe. To this end, on May 2, 2006, the Company’s French subsidiary communicated a reorganization plan to the employee representatives in France aimed at reducing its workforce. This plan, which was accepted by the employee representatives and the relevant labour unions, will allow our French organization to increase the focus of its sales and marketing activities on gastroenterologists. Prior to the reorganization, the Company’s French subsidiary also focused on sales and marketing of our products to general practitioners prescribing a high number of gastroenterology products. In connection with this reorganization, the Company recorded a one-time restructuring charge of $1.7 million in the three-month period ended June 30, 2006. The charge to earnings for the cost of the plan includes items such as transition assistance, legal fees and cash severance costs as well as other administrative charges.

Axcan reported revenue of $76.7 million, operating income of $19.7 million and net income of $13.3 million for the three-month period ended June 30, 2006. For the nine-month period ended June 30, 2006, revenue was $220.1 million, operating income was $46.6 million and net income was $30.8 million. Revenue from sales of Axcan's products in the United States was $151.9 million (69.0% of total revenue) for the nine-month period ended June 30, 2006, compared to $115.8 million (62.8% of total revenue) for the corresponding period of fiscal 2005. In Canada, revenue was $29.1 million (13.2% of total revenue) for the nine-month period ended June 30, 2006, compared to $25.4 million (13.8% of total revenue) for the corresponding period of fiscal 2005. In Europe, revenue was $38.8 million (17.6% of total revenue) for the nine-month period ended June 30, 2006, compared to $43.1 million (23.4% of total revenue) for the corresponding period of fiscal 2005.

Axcan's revenue has historically been and continues to be principally derived from sales of pharmaceutical products to large pharmaceutical wholesalers and large pharmacy chains. Axcan utilizes a "pull-through" marketing approach that is typical of pharmaceutical companies. Under this approach, Axcan's sales representatives demonstrate the features and benefits of its products to gastroenterologists who may write their patients prescriptions for Axcan's products. The patients, in turn, take the prescriptions to pharmacies to be filled. The pharmacies then place orders with the wholesalers or, in the case of large pharmacy chains, their distribution centres, to whom Axcan sells its products.

Axcan's expenses are comprised primarily of selling and administrative expenses (including marketing expenses), cost of goods sold (including royalty payments to those companies from whom Axcan licenses some of its commercialized products), research and development expenses as well as depreciation and amortization.

Axcan's annual and quarterly operating revenues are primarily affected by three factors: the level of acceptance of Axcan's products by gastroenterologists and their patients; the ability of Axcan to convince practitioners to use Axcan’s products for approved indications and wholesaler buying patterns.

Historically, wholesalers’ business models in the U.S. were dependent on drug price inflation. Their profitability and gross margins were directly tied to the speculative purchasing of pharmaceutical products at pre-increase prices, and selling their product inventory to their customers at the increased price.  This inventory price arbitrage accounted for a predominant portion of compensation of wholesalers for their distribution services and had a dramatic effect on wholesaler buying patterns as they invested in inventories in anticipation of generating higher gross margins from manufacturer price increases. More recently, pharmaceutical manufacturers have not been increasing drug prices as frequently, and increases, in percentage, have been lower.  For these and other reasons, some wholesalers have changed their business model to a fee-for-service arrangement where manufacturers pay wholesalers a fee for inventory management and other services. These fees typically are a percentage of the wholesaler’s purchases from the manufacturer or a fixed charge per piece or per unit.  The fee-for-service approach results in wholesalers’ compensation being more stable, and volume-based as opposed to price-increase based.

As a result of the move to a fee-for-service business model, many wholesalers are no longer investing in inventory ahead of anticipated price increases and are reducing their inventories from their historical levels. Under the new model, the consequence for manufacturers using wholesalers is that they now realize the benefit of price increases more rapidly in return for paying wholesalers for the services they provide, on a fee-for-service basis. This change in wholesaler’s business model has affected Axcan’s revenue since fiscal 2005, and the resulting expense is included in selling and administrative expenses.

Most importantly, the level of patient and physician acceptance of Axcan's products, as well as the availability of similar therapies, which may be less effective but also less expensive than some of Axcan's products, impact Axcan's revenues by driving the level and timing of prescriptions for its products.

Critical Accounting Policies

Axcan’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”), applied on a consistent basis. Axcan’s critical accounting policies include the use of estimates, revenue recognition, the recording

AXCAN PHARMA INC.

of research and development expenses and the determination of the useful lives or fair value of goodwill and intangible assets. Some of our critical accounting policies require the use of judgment in their application or require estimates of inherently uncertain matters. However, a change in the facts and circumstances of an underlying transaction could significantly change the application of our accounting policies to that transaction, which could have an effect on our financial statements. Discussed below are those policies that we believe are critical and require the use of complex judgment in their application.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of financial statements and the disclosure of recognized amounts of revenues and expenses during the year. Significant estimates and assumptions made by management include the allowance for accounts receivable and inventories, reserves for product returns, rebates and chargebacks, the classification of intangible assets between finite and indefinite life, useful lives of long-lived assets, the expected cash flows used in evaluating long-lived assets, goodwill and investments for impairment, contingency provisions and other accrued charges. These estimates are made using the historical information and various other factors related to each circumstance available to management. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary. Actual results could differ from those estimates based upon future events, which could include, among other risks, changes in regulations governing the manner in which we sell our products, changes in health care environment and managed care consumption patterns.

Revenue Recognition

Revenue is recognized when the product is shipped to the Company’s customer, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Provisions for sales discounts and estimates for chargebacks, managed care and Medicaid rebates and product returns are established as a reduction of product sales revenues at the time such revenues are recognized. These revenue reductions are established by us as our best estimate at the time of sale based on historical experience adjusted to reflect known changes in the factors that impact such reserves. These revenue reductions are generally reflected as an addition to accrued expenses.

We do not provide any form of price protection to our wholesale customers and permit product returns only if the product is returned within 12 months of expiration. Credit for returns is issued to the original purchaser at current net pricing less 10%. Accrued liabilities include reserves of $7.2 million and $7.5 million as of June 30, 2006, and September 30, 2005, respectively for estimated product returns.

In the United States, we establish and maintain reserves for amounts payable by us to managed care organizations and state Medicaid programs for the reimbursement of portions of the retail price of prescriptions filled that are covered by these programs. We also establish and maintain reserves for amounts payable by us to wholesale distributors for the difference between their regular sale price and the contract price for the products sold to our contract customers. The amounts estimated to be paid relating to products sold are recognized as revenue reductions and as additions to accrued expenses at the time of sale based on our best estimate of the product’s utilization by these managed care and state Medicaid patients and sales to our contract customers, using historical experience adjusted to reflect known changes in the factors that impact such reserves. Accrued liabilities include reserves of $11.5 million and $4.8 million as of June 30, 2006, and September 30, 2005, respectively, for estimated rebates and chargebacks.

AXCAN PHARMA INC.

During the second quarter, the reserve for product returns was decreased by $1.6 million, and the reserves for chargebacks and contract rebates were increased by a total of $4.4 million as a result of a refinement in the method used in the calculation for such reserves. The refinement was implemented based on industry best practices as well as additional information that was not available to the Company in prior periods. During the third quarter, the reserve for product returns was increased by $1.0 million, and the reserves for chargebacks and contract rebates were increased by a total of $1.1 million as a result of the increase in revenue for such quarter.

If the levels of chargebacks, managed care and Medicaid rebates, product returns and discounts fluctuate significantly and/or if our estimates do not adequately reserve for these reductions of net product revenues, our reported revenue could be negatively affected.

Goodwill and Intangible Assets

We have in the past acquired products and businesses that include goodwill, trademarks, license agreements and other identifiable intangible assets. Axcan’s goodwill and intangible assets are stated at cost, less accumulated amortization. Since October 1, 2001, the Company no longer amortizes goodwill and intangible assets with an indefinite life. However, management assesses the impairment of goodwill and intangible assets at least annually and whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable, by comparing the carrying value of the unamortized portion of goodwill and intangible assets to the future benefits of the Company’s activities or expected sales of pharmaceutical products. Should there be a permanent impairment in value or if the unamortized balance exceeds recoverable amounts, a write-down will be recognized, for the current year. To date, Axcan has not recognized any significant impairment in value on goodwill and intangible assets with an indefinite life.

Intangible assets with a finite life are amortized over their estimated useful lives according to the straight-line method at annual rates varying from 4% to 15%. The straight-line method of amortization is used because it reflects, in the opinion of management, the pattern in which the intangible assets with a finite life are used. In determining the useful life of intangible assets, the Company considers many factors including the intention of management to support the asset on a long-term basis by maintaining the level of expenditure necessary, the use of the asset, the existence and expiration date of a patent, the existence of a generic or competitor version of the product and any legal or regulatory provisions that could limit the use of the asset. Axcan had not recognized any significant impairment in value of intangible assets with a finite life prior to the three-month period ended March 31, 2006, during which Axcan recognized a write-down of $5.8 million on a French product line including TAGAMET and TRANSULOSE, following budgetary initiatives implemented by the French government.

As a result of acquisitions of product rights and other identifiable intangible assets, we included $380.6 million and $388.9 million as net intangible assets on our consolidated balance sheets as of June 30, 2006, and September 30, 2005, respectively. Acquisitions of intangible assets for the three-month period ended June 30, 2006, include $4.5 million for the final milestone payment due in connection with the purchase of the rights of PHOTOFRIN. Estimated annual amortization expense for intangible assets with a finite life, which have a weighted-average remaining amortization period of approximately 17 years, for the next five fiscal years, is approximately $15.9 million.

Also as a result of acquisitions, we included $27.5 million of goodwill on our consolidated balance sheets as of June 30, 2006, and September 30, 2005.

Research and Development Expenses

Research and development expenses are charged to operations in the year they are incurred. Acquired in-process research and development having no alternative future use is written off at the time of acquisition. The cost of intangibles that are acquired from others for a particular research and development project, with no alternative use, is written off at the time of acquisition.

AXCAN PHARMA INC.

Results of Operations

The following table sets forth, for the periods indicated, the percentage of revenue represented by items in Axcan’s consolidated statements of operations:

	For the three-month periods ended June 30		For the nine-month periods ended June 30
	2006	2005	2006	2005
	%	%	%	%
Revenue	100.0	100.0	100.0	100.0

Cost of goods sold	23.2	26.9	24.6	28.9
Selling and administrative expenses	33.0	36.8	32.6	35.2
Research and development expenses	10.8	15.1	11.1	12.8
Depreciation and amortization	7.3	9.0	7.7	8.7
Partial write-down of intangible assets	-	-	2.6	-
	74.3	89.8	78.8	85.6
Operating income	25.7	10.2	21.2	14.4
Financial expenses	2.3	2.7	2.4	2.9
Interest income	(2.1)	(0.5)	(1.5)	(0.4)
Loss (gain) on foreign exchange	(0.1)	0.1	(0.3)	(0.2)
	0.1	2.3	0.6	2.3
Income before income taxes	25.6	7.9	20.6	12.1
Income taxes	5.3	1.0	6.6	2.7
Net income	17.3	6.9	14.0	9.4

Periods ended June 30, 2006 compared to periods ended June 30, 2005

Revenue

For the three-month period ended June 30, 2006, revenue was $76.7 million compared to $59.4 million for the corresponding period of the preceding fiscal year, an increase of 29.1%. For the nine-month period ended June 30, 2006, revenue was $220.1 million compared to $184.4 million for the corresponding period of the preceding fiscal year, an increase of 19.4%. These increases in revenue primarily resulted from higher sales in the United States. The end-customer prescription demand resulted in positive growth for most of our products sold in the United States, which was reflected in sales to our major wholesalers as they work towards reaching their targeted inventory levels. Although sales have increased, major wholesalers in the United States reduced their average inventory levels in fiscal 2005 and fiscal 2006.

Revenue is stated net of deductions for product returns, chargebacks, contract rebates, discounts and other allowances of $13.7 million (15.2% of gross revenue) for the three-month period ended June 30, 2006, and $10.5 million (15.0% of gross revenue) for the three-month period ended June 30, 2005. Deductions for product returns, chargebacks, contract rebates, discounts and other allowances were $42.4 million (16.1% of gross revenue) for the nine-month period ended June 30, 2006, and $28.5 million (13.4% of gross revenue) for the nine-month period ended June 30, 2005. This increase of total deductions as a percentage of gross revenue is primarily due to an increase in chargebacks and contract rebates reserves. During the second quarter the reserve for product returns, chargebacks, contract rebates, discounts and other allowances was increased by $2.8 million as a result of a refinement in the method used in the calculation for such reserves. The refinement was implemented based on best industry practices as well as additional information that was not available to the Company in prior periods.

AXCAN PHARMA INC.

Cost of goods sold

Cost of goods sold consists principally of the costs of raw materials, royalties and manufacturing costs. Axcan outsources most of its manufacturing requirements. For the three-month period ended June 30, 2006, cost of goods sold increased $1.8 million (11.3%) to $17.8 million from $16.0 million for the corresponding period of the preceding fiscal year. As a percentage of revenue, cost of goods sold for the three-month period ended June 30, 2006 decreased as compared to the corresponding period of the preceding fiscal year from 26.9% to 23.2%. For the nine-month period ended June 30, 2006, cost of goods sold increased $1.3 million (2.4%) to $54.5 million from $53.2 million for the corresponding period of the preceding fiscal year. As a percentage of revenue, cost of goods sold for the nine-month period ended June 30, 2006 decreased as compared to the corresponding period of the preceding fiscal year from 28.9% to 24.8%. These decreases in the cost of goods sold as a percentage of revenue were due mainly to the increases in sales of products with a higher margin and the fact that cost of goods sold for the nine-month period ended June 30, 2005 included $4.7 million related to the write-down of inventory of finished goods for one product line sold in the United States.

Selling and administrative expenses

Selling and administrative expenses consist principally of salaries and other costs associated with Axcan's sales force and marketing activities. Selling and administrative expenses increased $2.3 million (10.0%) to $25.3 million for the three-month period ended June 30, 2006, from $23.0 million for the corresponding period of the preceding fiscal year. For the nine-month period ended June 30, 2006, selling and administrative expenses increased $6.9 million (10.6%) to $71.8 million from $64.9 million for the corresponding period of the preceding fiscal year.

The increase for the nine-month period ended June 30, 2006 is net of a reduction in expenses of $2.9 million following the reversal of the pending legal settlements accrual during the second quarter. Axcan Scandipharm, the Company’s subsidiary, had been named, along with other third parties, as a defendant in several legal proceedings related to the product line it markets under the name ULTRASE. In addition, the product line’s manufacturer and other defendant companies had claimed a right to recover amounts paid defending and settling these claims. The parties agreed to settle their dispute through binding arbitration. The Company accrued $2.9 million to cover any future settlements in connection with the indemnification claim and the lawsuits discussed above. Following a series of decisions rendered by the arbitrator in favour of Axcan Scandipharm, the Company reassessed its exposure, and the accrual for these claims was reversed in the three-month period ended March 31, 2006, thus reducing the selling and administrative expenses by $2.9 million for the nine-month period ended June 30, 2006.

The adoption of the new accounting rule concerning the compensation cost for share based awards resulted in an increase in selling and administrative expenses of $0.6 million (2.6%) for the three-month period ended June 30, 2006 and $2.3 million (3.5%) for the nine-month period ended June 30, 2006. These increases are also due to restructuring charges of $1.7 million, incremental marketing expenses in preparation to launching new products, additional marketing efforts on our current products, increased distribution costs following the signing of a new agreement with a major wholesaler and consulting fees for information technology implementation and regulatory compliance related to Sarbanes-Oxley.

Research and development expenses

Research and development expenses consist principally of fees paid to outside parties that Axcan uses to conduct clinical studies and to submit governmental approval applications on its behalf as well as the salaries and benefits paid to its personnel involved in research and development projects. Research and development expenses decreased $0.6 million (6.7%) to $8.3 million for the three-month period ended June 30, 2006, from $8.9 million for the corresponding period of the

AXCAN PHARMA INC.

preceding fiscal year. For the nine-month period ended June 30, 2006, research and development expenses increased $0.8 million (3.4%) to $24.4 million from $23.6 million for the corresponding period of the preceding fiscal year. This increase was mainly due to the Phase III development of ITAX, acquired in August 2003, for the treatment of functional dyspepsia. Phase III is the most expensive stage of clinical development.

Depreciation and amortization

Depreciation and amortization consists principally of the amortization of intangible assets with a finite life. Intangible assets include trademarks, trademark licenses and manufacturing rights. Depreciation and amortization increased $0.3 million (5.7%) to $5.6 million for the three-month period ended June 30, 2006, from $5.3 million for the corresponding period of the preceding fiscal year. For the nine-month period ended June 30, 2006, depreciation and amortization increased $0.9 million (5.6%) to $16.9 million from $16.0 million for the corresponding period of the preceding fiscal year. These increases are mainly due to the amortization of LACTEOL and ADEKs which were reclassified from intangible assets with an indefinite life to intangible assets with a finite life on October 1, 2005.

Partial write-down of intangible assets

As a result of budgetary initiatives implemented by the French government, which resulted in the delisting of a number of pharmaceutical products from government formularies and the re-pricing of other pharmaceutical products, the Company reviewed the appropriate carrying value and useful life of its French subsidiary’s intangible assets. During the three-month period ended March 31, 2006, a partial write-down of $5.8 million was recognized on a French line of products including TAGAMET and TRANSULOSE, as the carrying value of the intangible assets associated with these products, totalling $18.7 million prior to the write-down, exceeded the estimated value of cash expected to be generated by these products as management expects a negative effect on TAGAMET and TRANSULOSE future sales.

Financial expenses

Financial expenses consist principally of interest and fees paid in connection with money borrowed for acquisitions. Financial expenses increased $0.2 million (12.5%) to $1.8 million from $1.6 million for the corresponding period of the preceding fiscal year. For the nine-month period ended June 30, 2006, financial expenses decreased $0.1 million (1.9%) to $5.2 million from $5.3 million for the corresponding period of the preceding fiscal year.

Income taxes

Income taxes amounted to $6.4 million for the three-month period ended June 30, 2006, compared to $0.6 million for the corresponding period of the preceding fiscal year. The effective tax rates were 32.4% for the three-month period ended June 30, 2006 and 12.6% for the three-month period ended June 30, 2005. For the nine-month period ended June 30, 2006, income taxes amounted to $14.5 million compared to $5.0 million for the corresponding period of the preceding fiscal year. The effective tax rates were 32.0% for the nine-month period ended June 30, 2006 and 22.4% for the nine-month period ended June 30, 2005. These increases in effective tax rate are due in part to the research and development tax credits, deducted from the income taxes expense, in the amount of $0.7 million or 3.5 percentage points of the effective tax rate for the three-month period ended June 30, 2006, compared to $0.8 million or 16.4 percentage points of the effective tax rate for the corresponding period of the preceding fiscal year. For the nine-month period ended June 30, 2006, the amount of the research and development tax credits deducted from the income taxes expense amounted to $1.9 million or 4.2 percentage points of the effective tax rate, compared to $1.9 million or 8.3 percentage points of the effective tax rate for the corresponding period of the preceding fiscal year. These increases are also due to the fact that a greater part of our taxable income came from the United States where the income tax rate is higher. The Company is

AXCAN PHARMA INC.

currently being audited by the Canada Revenue Agency, mainly on transfer pricing issues, for fiscal year 2002 to fiscal year 2004.

The income tax expense (in thousands of dollars) and corresponding tax rate are summarized in the following tables:

Income tax expense	For the three-month periods		For the nine-month periods
	ended June 30		ended June 30
	2006	2005	2006	2005
	$	$	$	$
Income tax	7,047	1,363	16,401	6,841
Research and development tax credits	(690)	(770)	(1,885)	(1,851)
Income tax expense	6,357	593	14,516	4,990

Income tax rate	For the three-month periods		For the nine-month periods
	ended June 30		ended June 30
	2006	2005	2006	2005
	%	%	%	%
Income tax	35.9	29.0	36.2	30.7
Research and development tax credits	(3.5)	(16.4)	(4.2)	(8.3)
Effective tax rate	32.4	12.6	32.0	22.4

Net income

Net income was $13.3 million or $0.29 of basic income per share and $0.26 of diluted income per share for the three-month period ended June 30, 2006, compared to $4.1 million or $0.09 of basic and diluted income per share for the corresponding period of the preceding year. Net income for the three-month period ended June 30, 2006 takes into account the expensing of stock-based compensation which amounted to $0.7 million after taxes. Had stock-based compensation been recorded in the prior year, the impact to net income for the three-month period ended June 30, 2005 would have been $1.1 million or $0.02 of basic and diluted income per share, thus reducing net income to $3.0 million or $0.07 of basic income and diluted income per share. The change in net income for the three-month period ended June 30, 2006 resulted mainly from an increase in revenue of $17.3 million and an increase in interest income of $1.3 million, which was offset partly by a $3.7 million increase in operating expenses and an increase in income taxes of $5.8 million. The weighted average number of common shares outstanding used to establish the basic per share amounts increased from 45.6 million for the three-month period ended June 30, 2005 to 45.8 million for the three-month period ended June 30, 2006, following the exercise of options previously granted pursuant to Axcan’s stock option plan. The weighted average number of common shares used to establish the diluted per share amounts increased from 46.2 million for the three-month period ended June 30, 2005 to 55.0 million for the three-month period ended June 30, 2006, as the convertible subordinated notes issued by the Company in February 2003, became dilutive.

Net income was $30.8 million or $0.67 of basic income per share and $0.62 of diluted income per share, for the nine-month period ended June 30, 2006, compared to $17.3 million or $0.38 of basic income per share and $0.37 of diluted income per share for the corresponding period of the preceding year. Net income for the nine-month period ended June 30, 2006 takes into account the expensing of stock-based compensation which amounted to $2.5 million after taxes. Had stock-based compensation been recorded in the prior year, the impact to net income for the nine-month period ended June 30, 2005 would have been $3.0 million or $0.07 of basic income per share and $0.06 of diluted income per share, thus reducing net income to $14.2 million or $0.31 of basic and

AXCAN PHARMA INC.

diluted income per share. The change in net income for the nine-month period ended June 30, 2006 resulted mainly from an increase in revenue of $35.7 million and an increase in interest income of $2.6 million, which was offset partly by a $15.5 million increase in operating expenses and an increase in income taxes of $9.5 million.

Canadian GAAP

The differences (in thousands of dollars) between U.S. and Canadian GAAP, which affected net income for the periods ended June 30, 2006 and 2005, are summarized in the following table:

	For the three-month periods ended June 30		For the nine-month periods ended June 30
	2006	2005	2006	2005
	$	$	$	$

Net income in accordance with U.S. GAAP	13,280	4,097	30,847	17,276

Implicit interest on convertible debt	(1,293)	(1,183)	(3,748)	(3,426)
Stock-based compensation expense	-	(1,096)	-	(3,527)
Amortization of new product acquisition costs	(13)	(14)	(39)	(40)
Income tax impact of the above adjustments	(123)	191	(391)	331
Net earnings in accordance with Canadian GAAP	11,851	1,995	26,669	10,614

On March 5, 2003, the Company closed an offering of $125.0 million aggregate principal amount of 4.25% convertible subordinated notes due April 15, 2008. As a result of the terms of the notes, under Canadian GAAP, an amount of $24.2 million was included in shareholders’ equity as equity component of the convertible debt and an amount of $100.8 million was included in long-term debt, as the liability component of the convertible notes. For the nine-month period ended June 30, 2006, implicit interest in the amount of $3.7 million ($3.4 million in 2005) was accounted for and added to the liability component.

Under Canadian GAAP, the effect of stock-based compensation has been accounted for using the fair value method since October 1, 2004. Under U.S. GAAP, the effect of stock-based compensation has been accounted for using the fair value method since October 1, 2005.

Under Canadian GAAP, research and development expenses are stated net of related tax credits which generally constitute between 5% and 10% of the aggregate amount of such expenses. Under U.S. GAAP, these tax credits are applied against income taxes.

Liquidity and capital resources

Axcan's cash, cash equivalents and short-term investments increased $55.6 million (57.0%) to $153.2 million at June 30, 2006 from $97.6 million at September 30, 2005. As of June 30, 2006, working capital was $182.0 million, compared to $132.0 million at September 30, 2005, an increase of $50.0 million (37.9%). These increases were mainly due to the cash flows from operating activities of $61.9 million for the nine-month period ended June 30, 2006.

Including cash, cash equivalents and short term investments at June 30, 2006, and the line of credit described below, liquidities available to Axcan could total up to $278.2 million.

Total assets increased $44.0 million (6.9%) to $685.4 million as of June 30, 2006 from $641.4 million as of September 30, 2005. Shareholders’ equity increased $41.3 million (9.9%) to $458.9 million as of June 30, 2006 from $417.6 million as of September 30, 2005.

Historically, Axcan has financed research and development, operations, acquisitions, milestone payments and investments out of the proceeds of public and private sales of its equity and

AXCAN PHARMA INC.

convertible debt, cash flows from operating activities, and loans from joint venture partners and financial institutions. Since it went public in Canada in December 1995, Axcan has raised approximately $243.0 million from sales of its equity and $125.0 million from sales of convertible notes. Furthermore, Axcan has borrowed and since repaid funds from financial institutions to finance the acquisition of Axcan Scandipharm Inc. and from Schwarz Pharma Inc., a former joint venture partner, to finance the acquisition of URSO.

Axcan's research and development expenses totaled $19.9 million for fiscal 2004 and $31.9 million for fiscal 2005. Axcan believes that cash, cash equivalents and short-term investments, together with funds provided by operations, will be sufficient to meet its operating cash requirements, including the development of products through research and development activities, capital expenditures and repayment of its debt. Axcan believes that regulatory approvals of future products and extension of product indications, stemming from its research and development efforts, will significantly contribute to an increase in funds provided by operations. However, Axcan regularly reviews product and other acquisition opportunities and may therefore require additional debt or equity financing. Axcan cannot be certain that such additional financing, if required, will be available on acceptable terms, or at all.

Line of credit

Effective September 22, 2004, the Company amended its existing credit facility with a banking syndicate. The amended credit facility consists of a $125.0 million 364-day extendible revolving facility with a two-year term-out option maturing on September 21, 2008.

The credit facility is secured by a first priority security interest on all present and future acquired assets of the Company and its material subsidiaries, and provides for the maintenance of certain financial ratios. Among the restrictions imposed by the credit facility is a covenant limiting cash dividends, share repurchases (other than redeemable shares issued in connection with a permitted acquisition) and similar distributions to shareholders to 10% of the Company’s net income for the preceding fiscal year. As of June 30, 2006, Axcan was in compliance with all covenants under the credit facility.

The interest rate varies, depending on the Company’s leverage, between 25 basis points and 100 basis points over Canadian prime rate or U.S. base rate, and between 125 basis points and 200 basis points over the LIBOR rate or bankers’ acceptances. The line of credit also provides for a stand-by fee of between 25 and 37.5 basis points. The credit facility may be drawn in U.S. dollars, in Canadian dollars or Euro equivalents. As of June 30, 2006, there was no amount outstanding under this credit facility.

Convertible subordinated notes and other long-term debt

Long-term debt, including instalments due within one year, totaled $126.8 million as of June 30, 2006 compared to $127.8 million as of September 30, 2005. As of June 30, 2006, the long-term debt included $0.8 million of bank loans, $1.0 million of obligations under capital leases contracted by Axcan’s French subsidiary and the $125.0 million 4.25% convertible subordinated notes due 2008, which were issued on March 5, 2003.

The notes are convertible into 8,924,113 common shares during any quarterly conversion period if the closing price per share for at least 20 consecutive trading days during the 30 consecutive trading-day period ending on the first day of the conversion period exceeds 110% of the conversion price in effect on that thirtieth trading day. The notes are also convertible during the five business-day period following any 10 consecutive trading-day period in which the daily average of the trading prices for the notes was less than 95% of the average conversion value for the notes during that period. The noteholders may also convert their notes upon the occurrence of specified corporate transactions or if the Company has called the notes for redemption. Since April 20, 2006, the Company may at its option, redeem the notes, in whole or in part at redemption prices varying from

AXCAN PHARMA INC.

101.70% to 100.85% of the principal amount plus any accrued and unpaid interest to the redemption date. The notes also include provisions for the redemption of all the notes for cash at the option of the Company following certain changes in tax treatment.

Cash Flows

Cash flows provided by operating activities decreased $1.6 million from $18.2 million for the quarter ended June 30, 2005 to $16.6 million for the quarter ended June 30, 2006. Cash flows provided by operating activities increased $16.8 million from $45.1 million for the nine-month period ended June 30, 2005 to $61.9 million for the nine-month period ended June 30, 2006. This increase is mainly due to the increase in net income and an $8.7 million reduction in accounts receivable during the nine-month period ended June 30, 2006. Cash flows used by financing activities were $0.3 million for the three-month period ended June 30, 2006. Cash flows used by investment activities for the three-month period ended June 30, 2006 were $33.8 million mainly due to the acquisition of short-term investments of $28.7 million and the cash used for the acquisition of property, plant and equipment and intangible assets for $5.1 million. Cash flows used by investment activities for the nine-month period ended June 30, 2006 were $48.4 million mainly due to the net acquisition of short-term investments of $42.1 million and the cash used for the acquisition of property, plant and equipment and intangible assets for $6.3 million. Cash flows provided by investment activities for the nine-month period ended June 30, 2005 were $0.1 million mainly due to the net disposal of short-term investments of $5.2 million less the cash used for the acquisition of property, plant and equipment for $5.1 million.

Off-Balance Sheet Arrangements

Axcan does not have any transactions, arrangements and other relationships with unconsolidated entities that are likely to affect its operating results, its liquidity or capital resources. Axcan has no special purpose or limited purpose entities that provide off-balance sheet financing, liquidity or market or credit risk support, engage in leasing, hedging, research and development services, or other relationships that expose the Company to liability that is not reflected on the face of the consolidated financial statements.

Contractual Obligations

The following table summarizes Axcan’s significant contractual obligations (in thousands of dollars) as of June 30, 2006 and the effect such obligations are expected to have on our liquidity and cash flows in future years. This table excludes amounts already recorded on the balance sheet as current liabilities at June 30, 2006 or certain other purchase obligations as discussed below:

	For the twelve-month periods ending June 30,
	2007	2008	2009	2010	2011 and thereafter
	$	$	$	$	$
Long-term debt	1,362	125,244	165	38	37
Operating leases	1,833	1,392	700	10	–
Other commitments	1,070	769	510	294	392
	4,265	127,405	1,375	342	429

Purchase orders for raw materials, finished goods and other goods and services are not included in the above table. Management is not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. For the purpose of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Axcan’s purchase orders are based on current needs and are fulfilled by our vendors

AXCAN PHARMA INC.

with relatively short timetables. The Company does not have significant agreements for the purchase of raw materials or finished goods specifying minimum quantities or set prices that exceed its short-term expected requirements. Axcan also enters into contracts for outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty, except for an agreement for information technology support services and a sales management services contract included in the above table. As milestone payments are primarily contingent on receiving regulatory approval for products under development, they do not have defined maturities.

The expected timing of payment of the contractual obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services, or for some obligations, changes to agreed-upon amounts.

Effect of recently issued U.S. accounting pronouncements

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment”. SFAS No. 123R requires all entities to recognize compensation cost for share-based awards, including options, granted to employees. The Statement eliminates the ability to account for share-based compensation transactions using APB No. 25, “Accounting for Stock Issued to Employees”, and generally requires instead that such transactions be accounted for using a fair-value based method. Public companies are required to measure stock-based compensation classified as equity by valuing the instrument the employee receives at its grant-date fair value. Previously, such awards were measured at intrinsic value under both APB No. 25 and SFAS No. 123, “Accounting for Stock-Based Compensation”. The Company applied the Statement beginning in fiscal 2006 using the modified prospective transition approach. The adoption resulted in an increase in compensation cost of $2.9 million for the nine-month period ended June 30, 2006.

Earnings coverage

Under U.S. GAAP, for the twelve-month period ended June 30, 2006, our interest requirements amounted to $6.2 million on a pro-forma basis and our earnings coverage ratio, defined as the ratio of earnings before interest and income taxes to pro-forma interest requirements, was 10.31 to one.

Under Canadian GAAP, for the twelve-month period ended June 30, 2006, our interest requirements amounted to $11.6 million on a pro-forma basis, and our earnings coverage ratio was 5.63 to one. The principal difference between the earnings coverage ratios under Canadian GAAP and U.S. GAAP is attributable to the inclusion of implicit interest of $5.4 million as required by Canadian GAAP.

Risk Factors

Axcan is exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. Axcan does not use derivative financial instruments for speculative or trading purposes. Axcan does not use off-balance sheet financing or similar special purpose entities. Inflation has not had a significant impact on Axcan’s results of operations. Risks other than those described below can be found in “Part III - Business of Axcan“, of the Company’s Annual Information Form.

AXCAN PHARMA INC.

Foreign Currency Risk

Axcan operates internationally; however, a substantial portion of the revenue and expense activities and capital expenditures are transacted in U.S. dollars. Axcan's exposure to exchange rate fluctuation is reduced because, in general, Axcan's revenues denominated in currencies other than the U.S. dollar are matched by a corresponding amount of costs denominated in the same currency. Axcan expects this matching to continue.

Interest Rate Risk

The primary objective of Axcan’s investment policy is the protection of capital. Accordingly, investments are made in high-grade government and corporate securities with varying maturities, but typically, less than 180 days. Therefore, Axcan does not have a material exposure to interest rate risk, and a 100 basis-point adverse change in interest rates would not have a material effect on Axcan’s consolidated results of operations, financial position or cash flows. Axcan is exposed to interest rate risk on borrowings under the credit facility. The credit facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate, or Canadian dollar bankers’ acceptances. Based on projected advances under the credit facility, a 100 basis-point adverse change in interest rates would not have a material effect on Axcan’s consolidated results of operations, financial position, or cash flows.

Supply and Manufacture

Axcan depends on third parties for the supply of active ingredients and for the manufacture of the majority of its products. Although Axcan looks to secure alternative suppliers, Axcan may not be able to obtain the active ingredients or products from such third parties, the active ingredients or products may not comply with specifications, or the prices at which Axcan purchases them may increase and Axcan may not be able to locate alternative sources of supply in a reasonable time period, or at all. If any of these events occur, Axcan may not be able to continue to market certain of its products, and its sales and profitability would be adversely affected.

Volatility of Share Prices

The market price of Axcan’s shares is subject to volatility. Deviations in actual financial or scientific results, as compared to expectations of securities analysts who follow our activities, can have a significant effect on the trading price of Axcan’s shares.

Forward-looking Statements

This document contains forward-looking statements, which reflect the Company’s current expectations regarding future events. To the extent that any statements in this document contain information that is not historical, the statements are essentially forward-looking and are often identified by words such as “anticipate”, “expect”, “estimate”, “intend”, “project”, “plan” and “believe”. These forward-looking statements include, but are not limited to, the expected sales growth of the Company’s products and the expected increase in funds from operations resulting from the Company’s research and development expenditures. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including but not limited to the successful and timely completion of clinical studies, the difficulty of predicting FDA or other regulatory approvals, the commercialization of a drug or therapy after regulatory approval is received, the difficulty of predicting acceptance and demand for pharmaceutical products, the impact of competitive products and pricing, costs associated with new product development and launch, the availability of raw materials, the protection of our intellectual property, fluctuations in our operating results and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission and the Canadian Securities Commissions. The reader is cautioned not to rely on these forward looking statements. The Company disclaims any obligation to update these forward-looking statements.

AXCAN PHARMA INC.

This MD&A has been prepared as of August 9, 2006. Additional information on the Company is available through regular filing of press releases, quarterly financial statements and the Annual Information Form on the SEDAR website.

On behalf of Management,

(signed)

Steve Gannon

Senior Vice President, Finance and Chief Financial Officer

AXCAN PHARMA INC.

AXCAN PHARMA INC.

Consolidated Balance Sheets

(in thousands of U.S. dollars, except share related data)

	June 30,	September 30,
	2006	2005
	(unaudited)
	$	$
Assets

Current assets
Cash and cash equivalents	93,501	79,969
Short-term investments available for sale	59,727	17,619
Accounts receivable, net	29,674	37,587
Income taxes receivable	9,957	8,351
Inventories (Note 3)	41,313	36,016
Prepaid expenses and deposits	4,351	1,771
Deferred income taxes	6,781	9,044
Total current assets	245,304	190,357

Property, plant and equipment, net	29,324	31,673
Intangible assets, net (Note 4)	380,645	388,921
Goodwill, net	27,467	27,467
Deferred debt issue expenses, net	1,741	2,577
Deferred income taxes	897	412
Total assets	685,378	641,407

Liabilities

Current liabilities
Accounts payable and accrued liabilities	54,722	52,990
Income taxes payable	6,029	3,247
Instalments on long-term debt	1,362	1,497
Deferred income taxes	1,226	602
Total current liabilities	63,339	58,336

Long-term debt	125,484	126,332
Deferred income taxes	37,623	39,135
Total liabilities	226,446	223,803

Shareholders’ Equity
Capital stock
Preferred shares, without par value; unlimited shares authorized: no shares issued	—	—
Series A preferred shares, without par value; shares authorized: 14,175,000; no shares issued	—	—
Series B preferred shares, without par value; shares authorized: 12,000,000; no shares issued	—	—
Common shares, without par value; unlimited shares authorized: 45,780,290 issued as at June 30, 2006 and 45,682,175 as at September 30, 2005	262,594	261,714
Retained earnings	169,634	138,787
Additional paid-in capital	4,128	1,329
Accumulated other comprehensive income	22,576	15,774
Total shareholders’ equity	458,932	417,604
Total liabilities and shareholders’ equity	685,378	641,407

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

AXCAN PHARMA INC.

Consolidated Shareholders’ Equity

(in thousands of U.S. dollars, except share related data)

(unaudited)

	For the three-month period ended June 30, 2006	For the three-month period ended June 30, 2005	For the nine-month period ended June 30, 2006	For the nine-month period ended June 30, 2005
Common shares (number)
Balance, beginning of period	45,769,214	45,618,251	45,682,175	45,562,336
Shares issued pursuant to the stock option plan	11,076	56,423	98,115	112,338
Balance, end of period	45,780,290	45,674,674	45,780,290	45,674,674

	$	$	$	$
Common shares
Balance, beginning of period	262,468	261,200	261,714	260,643
Shares issued pursuant to the stock option plan	126	331	880	888
Balance, end of period	262,594	261,531	262,594	261,531

Retained earnings
Balance, beginning of period	156,354	125,541	138,787	112,362
Net income	13,280	4,097	30,847	17,276
Balance, end of period	169,634	129,638	169,634	129,638

Additional paid-in capital
Balance, beginning of period	3,376	1,110	1,329	—
Stock-based compensation expense	752	—	2,742	—
Income tax deductions on stock options exercise	—	219	57	1,329
Balance, end of period	4,128	1,329	4,128	1,329

Accumulated other comprehensive income (loss)
Balance, beginning of period	16,478	24,425	15,774	19,071
Foreign currency translation adjustments	6,098	(8,422)	6,802	(3,068)
Balance, end of period	22,576	16,003	22,576	16,003
Total shareholders’ equity	458,932	408,501	458,932	408,501

Comprehensive income (loss)
Foreign currency translation adjustments	6,098	(8,422)	6,802	(3,068)
Net income	13,280	4,097	30,847	17,276
Total comprehensive income (loss)	19,378	(4,325)	37,649	14,208

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

2

AXCAN PHARMA INC.

Consolidated Cash Flows

(in thousands of U.S. dollars)

(unaudited)

	For the three-month period ended June 30, 2006	For the three-month period ended June 30, 2005	For the nine-month period ended June 30, 2006	For the nine-month period ended June 30, 2005

Operations	$	$	$	$
Net income	13,280	4,097	30,847	17,276
Non-cash items
Amortization of deferred debt issue expenses	281	275	836	825
Other depreciation and amortization	5,618	5,346	16,901	16,040
Partial write-down of intangible assets	—	—	5,800	—
Stock-based compensation expense	752	—	2,742	—
Foreign currency fluctuation	225	(164)	215	(306)
Deferred income taxes	43	(2,745)	(35)	(4,030)
Changes in working capital items
Accounts receivable	3,072	9,274	8,689	6,490
Income taxes receivable	(922)	227	(1,251)	2,928
Inventories	(1,476)	(1,726)	(4,453)	567
Prepaid expenses and deposits	(618)	387	(2,479)	215
Accounts payable and accrued liabilities	(5,713)	3,087	1,195	2,663
Income taxes payable	2,022	95	2,871	2,399
Cash flows from operating activities	16,564	18,153	61,878	45,067
Financing
Repayment of long-term debt	(390)	(443)	(1,129)	(1,400)
Deferred debt issue expenses	—	—	—	(589)
Issue of shares	126	331	880	888
Cash flows from financing activities	(264)	(112)	(249)	(1,101)
Investment
Acquisition of short-term investments	(28,687)	(6,174)	(49,105)	(7,569)
Disposal of short-term investments	—	—	6,997	12,822
Acquisition of property, plant and equipment	(616)	(1,562)	(1,769)	(5,148)
Acquisition of intangible assets	(4,509)	(22)(4,529)	(44)
Cash flows from investment activities	(33,812)	(7,758)	(48,406)	61
Foreign exchange gain (loss) on cash held in foreign currencies	401	(400)	309	(339)
Net increase (decrease) in cash and cash equivalents	(17,111)	9,883	13,532	43,688
Cash and cash equivalents, beginning of period	110,612	55,784	79,969	21,979
Cash and cash equivalents, end of period	93,501	65,667	93,501	65,667
Additional information
Interest received	1,427	309	3,272	694
Interest paid	2,679	2,711	5,392	5,585
Income taxes paid	4,988	797	12,802	4,169

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

3

AXCAN PHARMA INC.

Consolidated Operations

(in thousands of U.S. dollars, except share related data)

(unaudited)

	For the three-month period ended June 30, 2006	For the three-month period ended June 30, 2005	For the nine-month period ended June 30, 2006	For the nine-month period ended June 30, 2005
	$	$	$	$

Revenue	76,657	59,409	220,066	184,356

Cost of goods sold excluding depreciation and amortization	17,816	16,009	54,511	53,235
Selling and administrative expenses	25,260	23,024	71,790	64,929
Research and development expenses	8,260	8,947	24,442	23,649
Depreciation and amortization	5,618	5,346	16,901	16,040
Partial write-down of intangible assets	—	—	5,800	—
	56,954	53,326	173,444	157,853

Operating income	19,703	6,083	46,622	26,503

Financial expenses	1,764	1,637	5,259	5,293
Interest income	(1,580)	(309)	(3,337)	(681)
Loss (gain) on foreign currency	(118)	65	(663)	(375)
	66	1,393	1,259	4,237

Income before income taxes	19,637	4,690	45,363	22,266
Income taxes	6,357	593	14,516	4,990
Net income	13,280	4,097	30,847	17,276

Income per common share
Basic	0.29	0.09	0.67	0.38
Diluted	0.26	0.09	0.62	0.37

Weighted average number of common shares
Basic	45,775,345	45,624,819	45,732,761	45,596,718
Diluted	54,996,338	46,214,037	55,050,987	55,291,815

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

4

AXCAN PHARMA INC.

Notes to Consolidated Financial Statements

(amounts in tables are stated in thousands of U.S. dollars, except share related data)

(unaudited)

1.	Significant Accounting Policies

The accompanying unaudited financial statements are prepared in accordance with U.S. GAAP for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company’s audited financial statements for the year ended September 30, 2005 except for the change mentioned in note 2. The interim financial statements and related notes should be read in conjunction with the Company’s audited financial statements for the year ended September 30, 2005. When necessary, the financial statements include amounts based on informed estimates and best judgments of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

2.	Change in Accounting Policies

In December 2004, The Financial Accounting Standards Board issued the Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment”. SFAS No. 123R requires all entities to recognize compensation cost for share-based awards, including options, granted to employees. The Statement eliminates the ability to account for share-based compensation transactions using the Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued To Employees”, and generally requires instead that such transactions be accounted for using a fair-value based method. Public companies are required to measure stock-based compensation classified as equity by valuing the instrument the employee receives at its grant-date fair value. Previously such awards were measured at intrinsic value under both APB No. 25 and SFAS No. 123, “Accounting for Stock-Based Compensation”. The Company applied the Statement beginning in fiscal 2006 using the modified prospective transition approach.

If this change in accounting policy had been applied to the previous fiscal year, the Company’s net income, basic income per share and diluted income per share for the periods ended June 30, 2005 would have been reduced on a pro-forma basis as follows:

	For the three-month period ended June 30, 2005	For the three-month period ended June 30, 2005	For the nine-month period ended June 30, 2005	For the nine-month period ended June 30, 2005
	As reported	Pro-forma	As reported	Pro-forma
	$	$	$	$

Net income	4,097	3,006	17,276	14,243
Basic income per share	0.09	0.07	0.38	0.31
Diluted income per share	0.09	0.07	0.37	0.31

The estimated fair value of granted stock options for the periods ended June 30, 2006 and 2005 using the Black-Scholes model was as follows:

	For the three-month period ended June 30, 2006	For the three-month period ended June 30, 2005	For the nine-month period ended June 30, 2006	For the nine-month period ended June 30, 2005

Fair value per option	$5.19	$6.63	$6.41	$7.16
Assumptions used
Expected volatility	41%	43%	42%	43%
Risk-free interest rate	4.27%	3.78%	4.28%	4.06%
Expected option life (years)	4.5	6.0	5.8	6.0
Expected dividend	—	—	—	—

5

AXCAN PHARMA INC.

Notes to Consolidated Financial Statements

(amounts in tables are stated in thousands of U.S. dollars, except share related data)

(unaudited)

3.	Inventories
		June 30, 2006	September 30, 2005
		$	$

Raw materials and packaging material		17,072	18,710
Work in progress		1,543	1,547
Finished goods		22,698	15,759
		41,313	36,016

4.	Intangible Assets
			June 30, 2006
	Cost	Accumulated amortization	Net
	$	$	$
Trademarks, trademark licenses and manufacturing rights with a:
Finite life	347,998	55,517	292,481
Indefinite life	100,214	12,050	88,164
	448,212	67,567	380,645

	September 30, 2005
	Cost	Accumulated amortization	Net
	$	$	$
Trademarks, trademark licenses and manufacturing rights with a:
Finite life	334,749	45,841	288,908
Indefinite life	112,430	12,417	100,013
	447,179	58,258	388,921

Acquisitions of intangible assets for the three-month period ended June 30, 2006, include $4,495,999 for the final milestone payment on PHOTOFRIN.

Further to budgetary initiatives implemented by the French government, which resulted in the delisting of a number of pharmaceutical products from government formularies and re-pricing of other pharmaceutical products, the Company reviewed the appropriate carrying value and useful life of its French subsidiary’s intangible assets.

During the three-month period ended March 31, 2006, a partial write-down of $5,800,000 was recognized on a French line of products including TAGAMET and TRANSULOSE, as the carrying value of the intangible assets associated with these products exceeded the estimated value of cash generated by these same products.

The cost of the products LACTEOL and ADEKs has been transferred from intangible assets with an indefinite life to intangible assets with a finite life following changes in the regulatory rules applicable to these products and resulting in the modification of their useful life. The net cost of these products as of October 1, 2005, which amounted to $13,520,565, is therefore amortized over a 15-year period.

6

AXCAN PHARMA INC.

Notes to Consolidated Financial Statements

(amounts in tables are stated in thousands of U.S. dollars, except share related data)

(unaudited)

5.	Segmented Information

The Company considers that it operates in a single reportable segment, the pharmaceutical industry, since its other activities do not account for a significant portion of segment assets.

The Company operates in the following geographic areas:

	For the three-month period ended June 30, 2006	For the three-month period ended June 30, 2005	For the nine-month period ended June 30, 2006	For the nine-month period ended June 30, 2005
	$	$	$	$

Revenue
Canada
Domestic sales	9,763	8,458	29,090	25,358
Foreign sales	—	—	—	—
United States
Domestic sales	54,071	36,508	147,069	112,636
Foreign sales	1,609	791	4,805	3,130
Europe
Domestic sales	9,233	11,058	32,385	35,326
Foreign sales	1,815	2,560	6,451	7,752
Other	166	34	266	154
	76,657	59,409	220,066	184,356

	June 30, 2006	September 30, 2005
	$	$
Property, plant, equipment, intangible assets and goodwill
Canada	37,740	39,506
United States	124,744	127,915
Europe	243,394	252,509
Other	31,558	28,131
	437,436	448,061

Revenue is attributed to geographic segments based on the sales country of origin.

6.	Financial Information Included in the Consolidated Operations
a)	Financial expenses
	For the three-month period ended June 30, 2006	For the three-month period ended June 30, 2005	For the nine-month period ended June 30, 2006	For the nine-month period ended June 30, 2005
	$	$	$	$

Interest on long-term debt	1,336	1,238	4,058	4,120
Bank charges	64	46	124	94
Financing fees	83	78	241	254
Amortization of deferred debt issue expenses	281	275	836	825
	1,764	1,637	5,259	5,293

7

AXCAN PHARMA INC.

Notes to Consolidated Financial Statements

(amounts in tables are stated in thousands of U.S. dollars, except share related data)

(unaudited)

b)	Selling and administrative expenses

Selling and administrative expenses include the following:

	For the three-month period ended June 30, 2006	For the three-month period ended June 30, 2005	For the nine-month period ended June 30, 2006	For the nine-month period ended June 30, 2005
	$	$	$	$

Shipping and handing expenses	1,973	1,538	5,875	3,813
Advertising expenses	2,447	4,903	8,436	13,632

c)	Other information
	For the three-month period ended June 30, 2006	For the three-month period ended June 30, 2005	For the nine-month period ended June 30, 2006	For the nine-month period ended June 30, 2005
	$	$	$	$

Rental expenses	584	287	1,442	861
Depreciation of property, plant and equipment	1,439	1,255	4,271	3,854
Amortization of intangible assets	4,179	4,091	12,630	12,186

d)	Income per common share

The following tables reconcile the numerators and the denominators of the basic and diluted income per common share computations:

	For the three-month period ended June 30, 2006	For the three-month period ended June 30, 2005	For the nine-month period ended June 30, 2006	For the nine-month period ended June 30, 2005
	$	$	$	$
Net income available to common shareholders
Basic	13,280	4,097	30,847	17,276
Interest and amortization of deferred debt issue expenses relating to the convertible subordinated notes, net of income taxes	1,062	—	3,252	3,188
Net income available to common shareholders on a diluted basis	14,342	4,097	34,099	20,464
	period ended June 30, 2006	period ended June 30, 2005	period ended June 30, 2006	period ended June 30, 2005

Weighted average number of common shares
Weighted average number of common shares outstanding	45,775,345	45,624,819	45,732,761	45,596,718
Effect of dilutive stock options	296,880	589,218	394,113	770,984
Effect of dilutive convertible subordinated notes	8,924,113	—	8,924,113	8,924,113
Adjusted weighted average number of common shares outstanding	54,996,338	46,214,037	55,050,987	55,291,815
Number of common shares outstanding as at August 1, 2006			45,781,740

8

AXCAN PHARMA INC.

Notes to Consolidated Financial Statements

(amounts in tables are stated in thousands of U.S. dollars, except share related data)

(unaudited)

Options to purchase 1,050,044 and 283,000 common shares were outstanding as at June 30, 2006 and 2005 respectively but were not included in the computation of diluted income per share for the nine-month periods ended June 30, 2006 and 2005 respectively because the exercise price of the options was greater than the average market price of the common shares.

The $125,000,000 subordinated notes are convertible into 8,924,113 common shares. The noteholders may convert their notes during any quarterly conversion period if the closing price per share for at the least 20 consecutive trading days during the 30 consecutive trading-day period ending on the first day of the conversion period exceeds 110% of the conversion price in effect on that thirtieth trading day. The noteholders may also convert their notes during the five business-day period following any 10 consecutive trading-day period in which the daily average of the trading prices for the notes was less than 95% of the average conversion value for the notes during that period. Finally, the noteholders may also convert their notes upon the occurrence of specified corporate transactions or if the company has called the notes for redemption. Since April 20, 2006, the Company may, at its option, redeem the notes, in whole or in part at redemption prices varying from 101.70% to 100.85% of the principal amount plus any accrued and unpaid interest to the redemption date. The notes also include provisions for the redemption of all the notes for cash at the option of the Company following certain changes in tax treatment.

e)	Employee benefit plan

A subsidiary of the Company has a defined contribution plan (“The Plan”) for its U.S. employees. Participation is available to substantially all U.S. employees. Employees may contribute up to 15% of their gross pay and up to limits set by the U.S. Internal Revenue Service. For the nine-month period ended June 30, 2006, the Company made matching contributions to the Plan totalling $295,879 ($385,849 in 2005).

f)	Restructuring charges

In connection with a reorganization of its international operations due to budgetary initiatives implemented by the French government, the Company has undertaken a reduction of its workforce in Europe. To this end, on May 2, 2006, the Company’s French subsidiary communicated a reorganization plan to the employee representatives in France aimed at reducing its workforce. As this plan was implemented, the Company recorded one-time restructuring charges of $1,738,755 during the three-month period ended June 30, 2006. The restructuring charges include severance costs and social benefits totalling $1,305,501 and professional fees for transition assistance and legal fees totalling $433,254. As at June 30, 2006, $140,353 has been paid for severance costs and social benefits and $229,225 for professional fees.

7.	Contingencies

The Company’s subsidiary, Axcan Scandipharm, had been named along with other third parties, as a defendant in several legal proceedings related to the product line it markets under the name ULTRASE. In addition, the product line’s manufacturer and other defendant companies had claimed a right to recover amounts paid defending and settling these claims. This claim was based on contractual and indemnity issues and the parties had agreed to settle their dispute through binding arbitration. The Company accrued $2,900,000 to cover any future settlements in connection with the indemnification claim and the lawsuits discussed above. Following a series of decisions rendered by the arbitrator in favour of Axcan Scandipharm, the Company revaluated its exposure and this accrual was reversed in the three-month period ended March 31, 2006, thus reducing the selling and administrative expenses by the same amount for the nine-month period ended June 30, 2006.

8.	Summary of Differences Between Generally Accepted Accounting Principles in the United States and in Canada

The consolidated interim financial statements have been prepared in accordance with U.S. GAAP which, in the case of the Company, conform in all material respects with Canadian GAAP, except as set forth below:

9

AXCAN PHARMA INC.

Notes to Consolidated Financial Statements

(amounts in tables are stated in thousands of U.S. dollars, except share related data)

(unaudited)

	For the three-month period ended June 30, 2006	For the three-month period ended June 30, 2005	For the nine-month period ended June 30, 2006	For the nine-month period ended June 30, 2005
Operations adjustments	$	$	$	$

Net income in accordance with U.S. GAAP	13,280	4,097	30,847	17,276
Implicit interest on convertible debt	(1,293)	(1,183)	(3,748)	(3,426)
Stock-based compensation expense	—	(1,096)	—	(3,527)
Amortization of new product acquisition costs	(13)	(14)	(39)	(40)
Income tax impact of the above adjustments	(123)	191	(391)	331
Net earnings in accordance with Canadian GAAP	11,851	1,995	26,669	10,614

Earnings per share in accordance with Canadian GAAP
Basic	0.26	0.04	0.58	0.23
Diluted	0.26	0.04	0.58	0.23
	June 30, 2006		September 30, 2005
	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP
Balance sheet adjustments	$	$	$	$

Current assets	245,304	245,304	190,357	190,357
Property, plant and equipment	29,324	29,324	31,673	31,673
Intangible assets	380,645	392,914	388,921	401,229
Goodwill	27,467	28,862	27,467	28,862
Deferred debt issue expenses	1,741	1,741	2,577	2,577
Deferred income tax asset	897	491	412	412
Current liabilities	63,339	63,339	58,336	58,336
Long-term debt	125,484	116,150	126,332	113,250
Deferred income tax liability	37,623	38,707	39,135	40,234
Shareholders’ equity
Equity component of convertible debt	—	24,239	—	24,239
Capital stock	262,594	274,374	261,714	273,022
Additional paid-in capital	4,128	15,618	1,329	13,293
Retained earnings	169,634	139,475	138,787	112,806
Accumulated foreign currency translation adjustments	22,576	26,734	15,774	19,930

10